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                                  UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549
                        ----------------------------------

                                    FORM 11-K

                  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                          SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 1999

                        Commission file number:  0-15286

                Full title of the plan and the address of the plan,
                 if different from that of the issuer named below:

                    CHANDLER (U.S.A.), INC. 401(k) THRIFT PLAN
                               1010 Manvel Avenue
                            Chandler, Oklahoma 74834

            Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                         CHANDLER INSURANCE COMPANY, LTD.
                           Fifth Floor Anderson Square
                                  P.O. Box 1854
                       Grand Cayman, Cayman Islands B.W.I.


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
                                                                         PAGE i

                    CHANDLER (U.S.A.), INC. 401(k) THRIFT PLAN

TABLE OF CONTENTS
--------------------------------------------------------------------------------
                                                                           Page
INDEPENDENT AUDITORS' REPORT                                                  1

FINANCIAL STATEMENTS:

  Statements of Net Assets Available for Benefits, December 31, 1999
    and 1998                                                                  2

  Statements of Changes in Net Assets Available for Benefits,
    Years Ended December 31, 1999 and 1998                                    3

  Notes to Financial Statements, Years Ended December 31, 1999 and 1998       4


SUPPLEMENTAL SCHEDULES:

  Line 27a - Schedule of Assets Held for Investment Purposes,
    December 31, 1999                                                         9

                                                                         PAGE 1
INDEPENDENT AUDITORS' REPORT

To the Trustee and Participants of
Chandler (U.S.A.), Inc. 401(k) Thrift Plan:

We have audited the accompanying financial statements of Chandler (U.S.A.), Inc. 401(k) Thrift Plan (the "Plan") as of December 31, 1999 and 1998, and for the years then ended, listed in the Table of Contents. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1999 and 1998, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 1999 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.





/s/ Deloitte & Touche LLP
DELOITTE & TOUCHE LLP
Oklahoma City, Oklahoma
May 26, 2000

CHANDLER (U.S.A.), INC. 401(k) THRIFT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------

                                                     1999          1998

ASSETS:
  Investments, at fair value (Note 4)             $ 9,921,723   $ 8,341,387
  Receivables - Contributions receivable                    -        40,298
                                                  -----------   -----------
NET ASSETS AVAILABLE FOR BENEFITS                 $ 9,921,723   $ 8,381,685
                                                  ===========   ===========


See notes to financial statements.

                                                                         PAGE 3
CHANDLER (U.S.A.), INC. 401(k) THRIFT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------

                                                     1999          1998

ADDITIONS:
Investment income:
  Interest and dividend income                    $  422,864    $  325,375
  Net appreciation in fair value of certain
    investments                                      803,840       260,371
  Increase in cash surrender value of life
    insurance policies                                 1,766         1,719
                                                  ----------    ----------
      Total investment income                      1,228,470       587,465
                                                  ----------    ----------
Contributions:
  Participant contributions                          642,058       602,725
  Employer contributions                             275,689       259,123
                                                  ----------    ----------
      Total contributions                            917,747       861,848
                                                  ----------    ----------
Participant rollovers from other plans                 5,733         9,158
                                                  ----------    ----------
      Total additions                              2,151,950     1,458,471
                                                  ----------    ----------
DEDUCTIONS:
  Withdrawals and benefits paid to participants      607,187       170,692
  Life insurance premiums paid for participants        1,400         1,400
  Loan maintenance fees paid                           3,325             -
                                                  ----------    ----------
      Total deductions                               611,912       172,092
                                                  ----------    ----------
NET INCREASE                                       1,540,038     1,286,379

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                                8,381,685     7,095,306
                                                  ----------    ----------
  End of year                                     $9,921,723    $8,381,685
                                                  ==========    ==========


See notes to financial statements.

                                                                         PAGE 4
CHANDLER (U.S.A.), INC. 401(k) THRIFT PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------

1.  PLAN DESCRIPTION

    The following description of the Chandler (U.S.A.), Inc. 401(k) Thrift Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

    GENERAL - The Plan is a defined contribution plan subject to the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended. All full-time employees of Chandler (U.S.A.), Inc. and subsidiaries (the "Company") who have completed one year of service and attained age 21 on the Plan entry date are eligible to participate in the Plan.

    CONTRIBUTIONS - Each year, participants may contribute from 1% to 15% of their annual compensation to the Plan, subject to limitations under the Internal Revenue Code 402(g) of $10,000 in 1999 and 1998. Amounts contributed by a participant are excluded from the participant's current taxable income.

    The Company matches 50% of the first $2,000, 40% of the next $3,000, 30% of the next $3,000 and 25% of the remaining participant contributions up to a maximum contribution of $3,600 per participant each year. In addition, the Company may make additional annual contributions to the Plan at its discretion. Discretionary contributions by the Company are allocated to participating employees based on a percentage of the participant's salary to total salaries of all Plan participants.

    INVESTMENT OPTIONS - Upon enrollment in the Plan, a participant may direct employee contributions in 1% increments in any of the following options. Participants may change or transfer their investment options at any time. Company matching contributions are automatically contributed into the funds at the ratio of the participant contributions.

    - Kemper Blue Chip Fund - Funds are invested primarily in common stocks of large, well-known companies operating in more attractive industries.

    - Kemper Growth Fund - Funds are invested in common stocks of companies whose earnings are growing at a faster rate than the market average.

    - Kemper Technology Fund - Funds are invested in common stock of companies which are expected to benefit from technological advances and improvements.

    - Kemper-Dreman High Return Equity Fund - Funds are invested in large capitalization stocks ($1 billion and greater) in the undervalued sectors of the market.

    - Kemper Small Capitalization Equity Fund - Fund seeks maximum capital appreciation by investing primarily in common stocks of small companies (market capitalization of $1 billion or less) considered undervalued, emerging or recovering.

    - Kemper International Fund - Fund seeks total return, a combination of capital growth and income, principally through an internationally diversified portfolio of equity securities.

    - Kemper Small Cap Value Fund - Fund seeks long-term capital appreciation by investing primarily in small capitalization stocks ($100 million to $1 billion) in at least 15 industries.

    - Kemper Horizon 20+ Portfolio - Fund seeks growth of capital with income as a secondary objective. Funds are invested in a wide variety of investments, including U.S. and international stocks, bonds, and money market securities.

    - Kemper Horizon 10+ Portfolio - Fund seeks a balance between growth of capital and income while preserving capital by investing in U.S. and international stocks, bonds, and money market securities.

    - Kemper High Yield Fund - Fund seeks a high level of current income from a highly diversified portfolio of low rated or nonrated corporate securities, consistent with reasonable risk.

    - Kemper Strategic Income Fund - Fund seeks a high current income return by investing primarily in fixed income securities including U.S. corporate bonds, U.S. government securities and foreign fixed income and currency investments.

    - Kemper Horizon 5 Portfolio - Fund seeks income with preservation of capital, with capital growth as a secondary objective by investing in U.S. and international stocks, bonds, and money market securities.

    - Kemper U.S. Government Securities Fund - Fund seeks high current income, liquidity and security of principal by investing in high quality U.S. government-backed securities.

    - Zurich Money Market Fund - Fund seeks maximum current income consistent with stability of principal by investing in high quality money market instruments.

    - Chandler Insurance Company, Ltd. Stock - Funds are invested in the common stock of Chandler Insurance Company, Ltd., the Company's ultimate parent.

    INSURANCE - Included in the Plan's assets is the cash surrender value of life insurance policies. The purchase of life insurance is no longer an investment option for participants.

    PARTICIPANT ROLLOVERS - Employees who have received distributions of their entire interest in another qualified plan (the "other plan") as a result of a termination of employment, disability or attainment of age 59-1/2, may transfer the distributions received from the other plan to the Plan, provided the conditions set forth in the Plan Agreement are met.

    PARTICIPANT ACCOUNTS - Each participant's account is credited with the participant's contributions, the employer's contribution, and an allocation of the Plan's earnings including gains and losses on investments. The Plan's earnings are allocated to the participants' accounts based on the ratio of the account balance of the individual participant to the aggregate of all account balances of all participants in the fund within the Plan.

Participants are fully vested in their contributions at all times. Participants are vested in the contributions made by the Plan sponsor based on their vested percentage. A participant's vested percentage is determined based on completed years of service as follows:


                 COMPLETED YEARS OF SERVICE         VESTED PERCENTAGE
                      Less than  1                         0%
                                 1                        20%
                                 2                        40%
                                 3                        60%
                                 4                        80%
                                 5                       100%


Upon termination of participants who are not fully vested, the nonvested portion of their account is forfeited, and the forfeited portion will be allocated to all eligible participants in the proportion to which the participant's compensation for the Plan year bears to the total compensation of all eligible participants for the Plan year.

BENEFIT PAYMENTS - Benefits paid to participants can be made to each participant upon the participant's retirement, termination of service, or to the participant's beneficiary in the case of the participant's death. The amount of the distribution would be equal to the vested balance of the participant's account plus the cash surrender value of any insurance policies held by the Plan on behalf of the participant, or the face value of such policies in the event of the participant's death. If a participant becomes disabled and is deemed to be permanently prevented from engaging in the participant's regular profession, occupation or employment, a distribution shall be made to the participant equal to the total amount of the participant's account balance plus the cash surrender value of any life insurance policies held by the trustees on behalf of the participant.

Distribution payments can be made under one or any combination of the following methods:

    -  Payment in a lump sum.

    - Payment in monthly, quarterly, or annual installments under a fixed period of time not exceeding the life expectancy of the participant.

Benefits paid to employees who terminated employment in 1999 but did not receive distributions until 2000 totaled approximately $29,000. Distributions to employees who terminated employment in 1998 but did not receive distributions until 1999 totaled approximately $309,000.

PARTICIPANT NOTES RECEIVABLE - Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan transactions are treated as a transfer from the various investment funds to participant notes receivable. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined quarterly by the Plan administrator. Interest rates range from 8.20% to 9.5%. Principal and interest is paid ratably through semi-monthly payroll deductions. Participants are charged annually a loan maintenance fee of $25. Loan terms range from one to five years.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES

BASIS OF PRESENTATION - The Plan operates on a calendar year basis and the financial statements are presented using the accrual basis of accounting. In preparing its financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the dates shown on the statement of net assets available for benefits for the period presented. Actual results could differ significantly from those estimates.

VALUATION OF INVESTMENTS - Investments are stated at fair value. The fair value of investments is based on quotations obtained from national securities exchanges; where investments are not listed on an exchange, quotations are provided by brokerage firms. Participant notes receivable are valued at cost which approximates fair value.

The Plan's cash surrender value of life insurance policies represents the current cash value of life insurance policies for specific participants in the Plan.

ADMINISTRATIVE EXPENSES - All administrative expenses of the Plan are borne by the Company.

RECLASSIFICATIONS - Certain reclassifications of prior year amounts have been made to conform to the current year presentation.

3.  RELATED PARTY TRANSACTIONS

Certain Plan investments known as the Kemper Funds are shares of mutual funds managed by Scudder Trust Company ("Scudder"). Scudder serves as custodian of the Plan's investments. Scudder is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. The Company serves as plan administrator.

4.  INVESTMENTS EXCEEDING 5% OF NET ASSETS AVAILABLE FOR BENEFITS

The following table presents the fair value of investments at December 31, 1999 and 1998, that exceed five percent of the Plan's net assets available for benefits:

                                                  DECEMBER 31,
                                ----------------------------------------------
                                         1999                  1998
                                ----------------------  ----------------------

                                 NUMBER OF               NUMBER OF
                                 SHARES OR     FAIR      SHARES OR     FAIR
                                 PAR VALUE     VALUE     PAR VALUE     VALUE

MUTUAL FUNDS AND SECURITIES:
  Kemper-Dreman High Return
    Equity Fund                     36,922  $  990,261      35,030  $ 1,199,434
  Kemper Blue Chip Fund             64,448   1,423,019      60,530    1,097,404
  Zurich Money Market Fund         762,683     762,683     794,529      794,529
  Kemper Technology Fund            32,122     910,028
  Chandler Insurance Co. Ltd.
    common stock                   410,822   3,440,630     351,675    2,615,584

PARTICIPANT NOTES RECEIVABLE                               452,340      452,340


5.  NET APPRECIATION IN FAIR VALUE OF CERTAIN INVESTMENTS

During 1999 and 1998, the Plan's investments (excluding cash surrender value of life insurance policies, participant notes receivable, and interest and dividend income), including investments bought, sold, as well as held during the year, appreciated (depreciated) in value as follows:

                                                               YEAR ENDED
                                                              DECEMBER 31,
                                                         ----------------------
NET APPRECIATION IN FAIR VALUE OF CERTAIN INVESTMENTS:      1999        1998
  Kemper Blue Chip Fund                                  $ 245,937   $ 137,502
  Kemper Growth Fund                                        49,615      22,196
  Kemper Technology Fund                                   377,697      56,430
  Kemper-Dreman High Return Equity Fund                   (247,443)     95,238
  Kemper Small Capitalization Equity Fund                   10,091     (20,234)
  Kemper International Fund                                 79,250     (18,897)
  Kemper Small Cap Value Fund                                  (95)    (50,844)
  Kemper Horizon 20+ Portfolio                             (12,576)     38,388
  Kemper Horizon 10+ Portfolio                             (19,840)     37,729
  Kemper High Yield Fund                                   (19,314)    (35,431)
  Kemper Strategic Income Fund                              (2,730)     (2,739)
  Kemper Horizon 5 Portfolio                                (1,430)      2,942
  Kemper U.S. Government Securities Fund                    (4,430)     (3,534)
  Chandler Insurance Co. Ltd. stock                        349,108       1,625
                                                         ----------  ----------
Net appreciation in fair value of certain investments    $ 803,840   $ 260,371
                                                         ==========  ==========


6.  PLAN TERMINATION

Although the Company has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the Plan's provisions set forth in ERISA. In the event of Plan termination, or upon complete or partial discontinuance of contributions, the accounts of each affected participant shall become fully vested.

7.  TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated August 12, 1993, that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (the "Code"). The Plan has been amended since receiving this determination letter. The Plan sponsor and the Plan's counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

                                 *  *  *  *  *  *

CHANDLER (U.S.A.), INC. 401(k) THRIFT PLAN

LINE 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1999
--------------------------------------------------------------------------------

                                               DESCRIPTION OF
                                            INVESTMENT INCLUDING
                                               MATURITY DATE,
                                             RATE OF INTEREST,
  IDENTITY OF ISSUE, BORROWER,               COLLATERAL, PAR OR        CURRENT
    LESSOR OR SIMILAR PARTY                    MATURITY VALUE           VALUE

MUTUAL FUNDS AND SECURITIES:

  * Kemper-Dreman High Return Equity Fund       36,922 shares        $  990,261
  * Kemper Blue Chip Fund                       64,448 shares         1,423,019
  * Zurich Money Market Fund                   762,683 shares           762,683
  * Kemper Horizon 10+ Portfolio                32,643 shares           387,142
  * Kemper Horizon 20+ Portfolio                33,534 shares           442,988
  * Kemper Small Cap Value Fund                  7,111 shares           132,412
  * Kemper International Fund                   21,778 shares           326,450
  * Kemper Growth Fund                          14,229 shares           264,092
  * Kemper High Yield Fund                      26,356 shares           189,236
  * Kemper Technology Fund                      32,122 shares           910,028
  * Kemper Small Capitalization Equity Fund      7,766 shares            59,798
  * Kemper Horizon 5 Portfolio                   5,707 shares            62,777
  * Kemper Strategic Income Fund                 4,812 shares            25,261
  * Kemper U. S. Government Securities Fund      8,292 shares            68,407
  * Chandler Insurance Co. Ltd. common stock   410,822 shares         3,440,630
                                                                     -----------

     Total mutual funds and securities                                9,485,184

PARTICIPANT NOTES RECEIVABLE (1)                                        413,027

CASH SURRENDER VALUE OF LIFE INSURANCE POLICIES:
  Hartford Life Insurance Co.                                            23,512
                                                                     -----------

Total investments                                                    $9,921,723
                                                                     ===========

* Party in interest.

(1) Individual participant loan balances are not separately disclosed because of the confidential nature of the loans and because participants are borrowing funds from their own vested accounts. These loans have interest rates ranging from 8.20% to 9.5%.

                                    Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                    Chandler (U.S.A.), Inc. 401(k) Thrift Plan



Date: June 23, 2000                 /s/ Mark C. Hart
                                    -------------------------------------------
                                    Mark C. Hart, Vice President - Finance
                                      and Treasurer
                                    Chandler (U.S.A.), Inc.

                               INDEX TO EXHIBITS

The following is a complete list of exhibits field or incorporated by reference as part of their annual report:

23  Deloitte & Touche LLP Consent


                                                                      Exhibit 23

Consent of Independent Auditors

We consent to the incorporation by reference in Registration Statement
No. 333-72869 of Chandler Insurance Company, Ltd. on Form S-8 of our report dated May 26, 2000 appearing in this Annual Report on Form 11-K of the Chandler (U.S.A.), Inc. 401(k) Thrift Plan for the year ended December 31, 1999.



/s/Deloitte & Touche LLP
DELOITTE & TOUCHE LLP
Oklahoma City, Oklahoma
June 22, 2000